

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 23, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (415) 693-2222

Howard S. Balter
Chief Executive Officer
Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, New York 10017

> **Re: Ad.Venture Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 11, 2007**
> **File No. 333-142319**

Dear Mr. Balter:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Other Interests in the Arrangement, page 19

1. Please explain the business purpose of the $10 million loan from Laurus to a special purpose corporation for the purpose of purchasing shares of AVP common stock. Clarify what will happen to the Ad.Venture common stock purchased with these funds upon maturity of the note and completion of the arrangement. If Laurus will receive the common stock upon payment of the note, please explain why Laurus does not directly purchase the common stock. We note 180 Connect will reimburse the expenses incurred in connection with the special purpose corporation. Please direct us to the agreement filed as an exhibit that contains the terms and conditions related to this transaction. Fully describe other commitments of 180 Connect with regard to this transaction. Explain your consideration of this transaction pursuant to FIN 46R and other accounting guidance, including whether you determined the entity is a variable interest entity and, if so, how you analyzed the entity's expected losses and expected residual returns.

Opinions of New Century Capital, page 53
July 2, 2007 Opinion, page 58

2. We note that although the financial projections used in each opinion's discounted cash flow analysis were the same, New Century Capital reviewed "other information, financial studies, analyses and investigations" in rendering its July 2, 2007, opinion. Please elaborate on the nature of these additional materials.

Discounted Cash Flow Analysis, page 63

3. Please revise the weighted average cost of capital disclosed in next to last sentence in the second paragraph under this heading.

Material U.S. Federal Income Tax Consequences of the Arrangement, page 64
Consequences of the Arrangement for U.S. Holders, page 66

4. Delete the statement from the concluding paragraph under this heading that the disclosure under this heading "is for general information only . . . ." Similarly revise the language in the Joint Tax Election paragraph under 180 Connect Shareholders Resident in Canada on page 72.

Exhibits

5. Please provide a revised consent of New Century Capital Partners that reflects its consent to the summarization and inclusion of its July 2 opinion. Refer to Rule 436(a) of Regulation C and paragraph 6S to the Securities Act Sections of the March 1999 Supplement to our Manual of Publicly Available Telephone Interpretations.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth L. Guernsey
        Gian-Michele A. Marca
        Cooley Godward Kronish LLP
        101 California Street, 5th Floor
        San Francisco, California 94111